1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
February 21, 2024	www.integraresources.com

INTEGRA ANNOUNCES SALE OF 1.5% ROYALTY INTEREST IN DELAMAR PROJECT TO WHEATON
PRECIOUS METALS FOR CASH CONSIDERATION OF US$9.75 MILLION

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that through its wholly-owned subsidiary, DeLamar Mining Company, it has entered into a binding agreement (the "Royalty Agreement") with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"), pursuant to which Wheaton will acquire a 1.5% net smelter returns royalty ("NSR") on metal production from all claims of the DeLamar and Florida Mountain Deposit (together "DeLamar" or the "Project") for an aggregate cash purchase price of US$9.75 million, to be paid in two installments (the "Transaction"). The first installment of US$4.875 million is expected to be received by Integra upon closing of the Transaction. The second installment of US$4.875 million is expected to be received by Integra four months from the date of the first installment. Each installment is subject to certain closing conditions.

The Transaction is expected to close on or about March 5, 2024, pursuant to which Wheaton will pay the first installment of US$4.875 million. The net proceeds from the Transaction will be used for the continued development of DeLamar, including work to support a Feasibility Study and the advancement of the National Environmental Policy Act ("NEPA") permitting process in the United States ("U.S.").

Auramet International Inc. has acted as an advisor to the Company with respect to the Transaction.

Integra's President, CEO & Director, Jason Kosec, commented: "We are very pleased to announce this Transaction with Wheaton, representing a significant endorsement for our flagship DeLamar Project. This royalty sale is an attractive form of financing, particularly given the current capital market conditions. The proceeds from the royalty sale will allow Integra to continue to advance DeLamar, one of only a few projects in the Western U.S. entering the NEPA permitting process. This Transaction significantly strengthens Integra's position in the Great Basin as a multi-asset developer with a pathway to becoming a leading U.S. focused gold and silver producer."

Wheaton Precious Metals, President & Chief Executive Officer, Randy Smallwood, commented: "Wheaton is pleased to grow our existing partnership with Integra to support the development of the DeLamar Project, a past-producing, low-cost operation located in a prolific mining jurisdiction. We believe that strong economics, significant upside potential, and Integra management's track record of success positions the Company well to continue de-risking activities and ultimately advance DeLamar into production, and we are excited to help them achieve their goals."

Beedie Capital Credit Facility

In connection with the closing of the Transaction, the Company has entered into an amendment (the "Third Supplemental Credit Agreement") to the credit agreement dated July 28, 2022, as amended (the "Credit Agreement") with Beedie Investments Ltd. ("Beedie Capital"), pursuant to which, among other items, Beedie Capital has consented to the Transaction and the parties have amended the participation rights afforded to Beedie Capital with respect to future equity financings under the Credit Agreement.

A copy of the Third Supplemental Credit Agreement will be filed by the Company under the Company's SEDAR+ profile at www.sedarplus.ca.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration. Mr. Dutaut is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

DeLamar Project Overview

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while demonstrating robust economic studies in its maiden Preliminary Economic Assessment and Preliminary Feasibility Study. An independent technical report for the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedarplus.ca

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: closing of the Transaction; filing of the Third Supplemental Credit Agreement; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to satisfy the closing conditions to the Transaction; the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals Corp's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.